SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [ x ]        Form 40-F  [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [    ]        No  [ x ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

1.	GigaMedia secures large China base by strategic investment in online sports game leader T2CN Holdings Ltd. (attached hereto as Exhibit 99.1)

2.	GigaMedia to Report First-Quarter 2006 Financial Results on May 11 (attached hereto as Exhibit 99.2)

3.	GigaMedia Q1 Net Profit Up 210%: Best-Ever Quarterly Performance (attached hereto as Exhibit 99.3)

4.	GigaMedia Sells ADSL Business; One-Time Gain Expected (attached hereto as Exhibit 99.4)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited (Registrant)

Date: May 17, 2006	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107

brad.miller@gigamedia.com.tw

GigaMedia secures large China base by strategic

investment in online sports game leader T2CN Holding

FunTown MahJong extends in China to

21 million registered users;

6.9 million active users in last 30 days

SHANGHAI, PRC: May 1, 2006 – GigaMedia Limited (“GigaMedia”) (NASDAQ: GIGM) announced today a major expansion of its China market reach in an exclusive partnership with and strategic investment in online casual game company T2CN Holding Ltd. (“T2CN”), operator of the largest online sports game in China.

“Today Giga takes a major step forward in China,” stated GigaMedia CEO Arthur Wang. “We bring our number one FunTown MahJong and other Asian games to the 21 million registered users of T2CN in China, an important expansion of our China market reach.”

“The true pedigree of T2CN can be seen from their marketing partnership with premier international brands such as Coca-Cola and the NBA,” stated GigaMedia CEO Wang. “We are proud to be a partner and co-owner of this exciting company.”

Under the terms of the strategic partnership, GigaMedia will make an initial investment of US$15 million and obtain preferred shares convertible into a minority equity stake in T2CN, along with customary preferred share rights and protections. GigaMedia will also join the Board of T2CN.

GigaMedia and T2CN will together offer FunTown’s existing games to the large T2CN user base on a revenue sharing arrangement. GigaMedia will become T2CN’s exclusive provider for FunTown’s existing games and preferred provider for games newly developed by GigaMedia.

The transaction is subject to customary closing conditions. Management expects the transaction to close in early May.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiary Cambridge Entertainment Software Limited, GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual game portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

# # #

Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107

brad.miller@gigamedia.com.tw

GigaMedia to Report First-Quarter 2006

Financial Results on May 11

TAIPEI, Taiwan, May 3, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) will report the Company’s first-quarter 2006 financial results on Thursday, May 11, 2006 before the market opens.

Management will hold an investor conference call on May 11, 2006 at 8:00 a.m. Eastern Daylight Time, which is 8:00 p.m. Taipei/Hong Kong Time on May 11, 2006, to discuss the Company’s first-quarter performance. A link to the live and archived webcast will be available at http://www.gigamedia.com.tw.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiary Cambridge Entertainment Software, the Company develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual game portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

# # #

Exhibit 99.3

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107

brad.miller@gigamedia.com.tw

GigaMedia Q1 Net Profit Up 210%:

Best-Ever Quarterly Performance

Giga Successfully Completes

T2CN Strategic Investment

Highlights of First-Quarter 2006 Results

•	Profit accelerates, driven by strong organic growth in the Everest Poker software business and the strategic acquisition of leading MahJong and Asian casual games portal FunTown

•	Consolidated revenues from continuing operations increased 82 percent year-over-year to $18.3 million

•	Consolidated EBITDA[1] from continuing operations grew 131 percent year-over-year to $4.9 million

•	Consolidated net income climbed 210 percent year-over-year to $3.2 million, or $.06 per share

•	Cash, cash equivalents and marketable securities-current from continuing operations of $42.3 million

TAIPEI, Taiwan, May 11, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today strong first-quarter 2006 results, with consolidated net profit climbing 210 percent to a record $3.2 million, or $.06 per share, from the same period of 2005, and increasing 34 percent quarter-over-quarter from the Fourth Quarter of 2005.

[1]	EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Use of Non-GAAP Measures” for more details.

GigaMedia also announced today the successful completion of its strategic investment in online casual game company T2CN Holding, operator of the largest online sports game in China.

Strong growth in the Company’s Everest Poker product and the acquisition of GigaMedia’s leading MahJong and Asian casual games portal FunTown drove the increases in GigaMedia’s consolidated net profit and demonstrated continued strong execution of GigaMedia’s internal and external growth initiatives.

“We are delighted to report our best ever quarterly results, driven by strong growth in our online gaming software and casual games businesses,” stated Chief Executive Officer Arthur Wang. “We begin this exciting year with solid execution of our growth plans.”

“Moreover, our strategic investment in T2CN accelerates our future growth,” stated GigaMedia CEO Arthur Wang. “We bring our number one FunTown MahJong and other Asian games to the 21 million registered users of T2CN in China, an important expansion of our China market reach.”

Consolidated Financial Results

GigaMedia’s first-quarter 2006 consolidated results reflect for the first time the Company’s strategic acquisition of leading MahJong and Asian casual games portal FunTown, which was completed in January 2006. Operating results of this business have been consolidated with those of the Company starting January 2006. See “Online Entertainment Business – MahJong and Online Asian Casual Games” for additional details regarding the acquisition and the financial results of that business unit.

As a result of this acquisition, consolidated financial results for the first quarter of 2006 may not be comparable with other periods.

Share-based payment. Effective January 1, 2006, GigaMedia adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), using the modified-prospective transition method.

GIGAMEDIA 1Q06 CONSOLIDATED FINANCIAL RESULTS

(unaudited, in US$ thousands)	1Q06	1Q05	Change (%)	1Q06	4Q05	Change (%)
Revenues(A)	18,254	10,029	82	18,254	11,813	55
Operating Income (Loss) (A)	3,282	437	651	3,282	1,743	88
Income from Continuing Operations	3,166	973	225	3,166	2,366	34
Net Income	3,166	1,022	210	3,166	2,368	34
Net Income Per Share	.06	.02	224.06		.05	34
EBITDA(A)	4,916	2,128	131	4,916	3,771	30
Cash, Cash Equivalents and Marketable Securities-Current(A)	42,250	46,510	-9	42,250	62,135	-32

(A)	Excludes results from discontinued operations.

Consolidated revenues from continuing operations for the first quarter of 2006 were $18.3 million, an 82 percent increase from consolidated revenues from continuing operations of $10.0 million for the corresponding period in 2005 and a 55 percent increase over the fourth quarter of 2005. The year-over-year and quarter-over-quarter increases in consolidated revenues from continuing operations were due to the acquisition of GigaMedia’s leading Asian casual games portal FunTown and sharply improved results in the Company’s Everest Poker software business.

Consolidated operating income from continuing operations for the first quarter of 2006 was $3.3 million, a 651 percent increase from consolidated income from continuing operations of $437 thousand for the same period in 2005. Consolidated operating income from continuing operations grew 88 percent from the fourth quarter of 2005. The sharp increase in revenues during the first quarter of 2006 and an improvement in the Company’s overall operating margin during the period to 18.0 percent resulting from the addition of the high-margin FunTown business drove the year-over-year and quarter-over-quarter increases in consolidated operating income from continuing operations.

Consolidated net income for the first quarter of 2006 was $3.2 million, a 210 percent increase compared to consolidated net income of $1.0 million for the same period of 2005, and an increase of 34 percent from the fourth quarter of 2005.

GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income from continuing operations, non-GAAP consolidated net income and consolidated EBITDA from continuing operations. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures” for more details.)

Non-GAAP consolidated operating income from continuing operations and non-GAAP consolidated net income in the first quarter of 2006, which exclude a $47 thousand non-cash share-based compensation charge, were $3.3 million and $3.2 million, respectively.

Consolidated EBITDA from continuing operations for the first quarter of 2006 was $4.9 million, up 131 percent from the corresponding period in 2005 and up 30 percent from the fourth quarter of 2005. Net operating cash flow for the first quarter of 2006 was $3.9 million. Capital expenditure totaled $1.2 million for the first quarter of 2006, of which 41 percent was related to software capitalization.

GigaMedia continued to maintain a strong balance sheet with cash, cash equivalents and marketable securities-current totaling $42.3 million at the end of the first quarter of 2006, down from $62.1 million at the end of the fourth quarter of 2005. The decrease was mainly due to initial cash payments totaling $25 million in the first quarter of 2006 related to GigaMedia’s January 2006 acquisition of FunTown. The Company also made subsequent cash payments of $5 million in April 2006 related to the FunTown acquisition and of $15 million in May 2006 related to GigaMedia’s investment in T2CN Holding Ltd. (“T2CN”), and the first quarter balance of cash, cash equivalents and marketable securities-current does not reflect these payments.

Business Unit Results

Online Entertainment Business – Everest Poker and Traditional Gaming Software

(unaudited, in US$ thousands)	1Q06	1Q05	Change (%)	1Q06	4Q05	Change (%)
Revenues (A)	8,816	4,299	105	8,816	6,988	26
Operating Income	2,495	841	197	2,495	2,357	6
Net Income Before Minority Interests	2,513	821	206	2,513	2,164	16
Net Income	2,400	1,119	115	2,400	1,844	30
EBITDA	2,887	1,140	153	2,887	2,684	8

(A)	Revenue figures differ from those contained in previously released financial results due to reclassifications of certain fees. (See, “About the Numbers in This Release – Quarterly figures.”)

The poker and traditional gaming software business delivered record revenues and profitability in the first quarter as it continued to grow strongly, benefiting from investments made in the buildup and expansion of the Company’s Everest Poker product.

Revenues in the poker and traditional gaming software business increased 105 percent from the first quarter of 2005 to $8.8 million and grew 26 percent from the fourth quarter of 2005. Operating income grew 197 percent to $2.5 million from the same period in 2005 and increased 6 percent compared to the fourth quarter of 2005. Net income rose 115 percent from the first quarter of 2005 to $2.4 million and grew 30 percent from the fourth quarter of 2005. EBITDA grew 153 percent to $2.9 million from the first quarter of 2005 and increased 8 percent sequentially. Capital expenditure totaled $565 thousand for the first quarter of 2006.

Excluding revenues consolidated due to the requirements of FIN 46(R), GigaMedia’s revenues from the entertainment software business were $4.6 million during the first quarter of 2006. This represented an increase of 61 percent from the first quarter of 2005 and a 31 percent increase from the fourth quarter of 2005. GigaMedia’s first-quarter revenues also benefited from improved terms in the Company’s revenue sharing agreement with its licensee regarding GigaMedia’s poker products.

Driving the year-over-year and quarter-over-quarter improvements were strong revenue growth in the poker vertical and the launch of new games in the traditional gaming software vertical. Operating margin declined quarter-over- quarter in line with increased marketing expenses incurred by our licensee, but remained at a healthy 28.3 percent.

During the first quarter, the poker software business continued to rapidly scale up and generate strong increases in its key metrics. Revenues in the poker software vertical were $3.6 million, up significantly from $193 thousand in the same period of 2005 and up 62 percent from the previous quarter. Approximately 29,000 active real-money customers played Everest Poker during the first quarter, up 53 percent from the previous quarter.

Improved performance from our licensee’s existing affiliated marketing partner base and tie-ins with land-based poker events were key factors driving revenue growth. Our poker software business benefited significantly from our licensee’s ongoing development of Everest Poker and its exclusive sponsorship of certain poker tours and tournaments, including the French Poker Tour, whose finale was held in Paris in January. During the first quarter, Everest Poker also kicked off its own proprietary Everest Poker European Championship, which has sold out all events to date. Finally, during the period, the Company continued to invest in software and hardware upgrades including the launch of a new customer loyalty program, all designed to meet strong market demand, scale for expected future growth and enhance performance.

The Company’s traditional gaming software business continued to deliver strong profitability. Revenues in the traditional gaming software vertical were $5.2 million during the first quarter. This represented a 23 percent increase from the same period in 2005 and an increase of 10 percent from the fourth quarter of 2005. The quarter-over-quarter increase in revenues was primarily related to the launch of new games, including new video slot machines.

Online Entertainment Business – MahJong and Online Asian Casual Games

(unaudited, in US$ thousands)	1Q06	1Q05	Change (%)	1Q06	4Q05	Change (%)
Revenues	4,327	NA	NA	4,327	NA	NA
Operating Income	1,195	NA	NA	1,195	NA	NA
Net Income	1,220	NA	NA	1,220	NA	NA
EBITDA	1,646	NA	NA	1,646	NA	NA

The Company’s first-quarter 2006 results include the first financial results for the leading MahJong and online Asian casual games business following the acquisition of the business in January 2006.

The online casual games business delivered strong profitability in the first quarter as well as completing integration into GigaMedia.

Revenues from FunTown in the first quarter of 2006 were $4.3 million. The online casual games business recorded approximately 117,000 active paying customers during March and approximately 28,000 maximum concurrent users during the first quarter. FunTown recorded operating income of $1.2 million, net income of $1.2 million and EBITDA of $1.6 million during the period. Operating margin was 27.6 percent. Capital expenditure totaled approximately $333 thousand for the first quarter of 2006.

As a result of the acquisition of the online casual games business, the Company recorded certain intangible assets in the amount of approximately $20.2 million. The amortization expense related to these intangible assets amounted to $322 thousand for the quarter ended March 31, 2006. In addition, the Company recorded goodwill in the amount of approximately $21.5 million for this acquisition.

To drive growth and expand its user base, management continues to launch and develop new games. The online casual games business launched two new casual games during the first quarter and plans to launch an exciting 3D adventure racing game, Tales Runner, in May 2006. Management expects to launch additional new games in the third and fourth quarters.

Broadband ISP Business

(unaudited, in US$ thousands)	1Q06	1Q05	Change (%)	1Q06	4Q05	Change (%)
Revenues	5,111	5,751	-11	5,111	4,824	6
Operating Income	550	598	-8	550	452	22
Net Income	519	813	-36	519	782	-34
EBITDA	1,325	1,952	-32	1,325	1,580	-16

The Company’s broadband ISP business delivered profitability in the first quarter of 2006 despite challenging operating conditions.

Revenues decreased 11 percent to $5.1 million from the first quarter of 2005 and increased 6 percent over the fourth quarter of 2005. Operating income decreased 8 percent to $550 thousand from the first quarter of 2005 and increased 22 percent from the fourth quarter of 2005. The quarter-over-quarter increase in operating income was due to a slight increase in revenues during the first quarter of 2006 and effective cost controls. Capital expenditure totaled approximately $331 thousand for the first quarter of 2006.

Net income decreased 36 percent to $519 thousand from the first quarter of 2005 and declined 34 percent quarter-over-quarter. The year-over-year variation in net income was mainly due to investment income recorded during the first quarter of 2005. The quarter-over-quarter variation was primarily due to a fixed-asset disposal gain recorded during the fourth quarter of 2005.

First-quarter revenues in the consumer broadband ISP business were $3.5 million, a 5 percent increase quarter-over-quarter, largely related to an increase in revenues from services provided to non-GigaMedia branded broadband cable modem service providers. The Company recorded ADSL subscriber and cable subscriber revenues during the period of approximately $2.0 million and $780 thousand, respectively. The total number of subscribers in the consumer broadband ISP business during the first quarter decreased to approximately 78,000, with blended average revenue per subscriber up approximately 3 percent compared to the fourth quarter of 2005 at approximately $11.74 per month.

Revenues in the corporate broadband ISP business in the first quarter were $1.6 million, representing 31 percent of total revenues in the Company’s broadband ISP business. Revenues during the period increased 7 percent quarter-over-quarter, due to a slight increase in total lines leased. Competitive pressures in this business remain strong.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 11, 2006. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband and online entertainment software, and various other risk factors, including those discussed in the Company’s 2004 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Management expects continued business momentum and revenue growth in our poker software product driven by online and offline marketing of Everest Poker. We expect continued strong performance from our leading MahJong and online Asian casual games business FunTown.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, GigaMedia uses non-GAAP financial measures of non-GAAP operating income, non-GAAP net income, and EBITDA. The Company’s non-GAAP operating income consists of operating income excluding share-based compensation expense. GigaMedia’s non-GAAP net income consists of net income excluding share-based compensation expense. The Company’s EBITDA is defined as earnings before interest, taxes, depreciation, amortization and minority interests. Although these financial measures are not recognized under GAAP and do not have standardized meanings, management believes they provide meaningful supplemental information regarding our performance and liquidity by excluding certain non-cash items such as depreciation and amortization and other expenses and expenditures that may not be indicative of our core business operating results. In addition, the Company believes that non-GAAP measures that exclude share-based compensation also enhance the comparability of results against prior periods. Non-GAAP measures such as non-GAAP operating income, non-GAAP net income and EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly figures

All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Revenues in all periods reflect reclassifications of certain fees in the entertainment software business. Such fees were previously classified as offsets against revenue, and are classified as operating costs in the financials contained herein.

Consolidated financial results for the first quarter of 2006 benefited from GigaMedia’s acquisition in January 2006 of leading Asian casual games portal FunTown. As a result of this acquisition, consolidated financial results for the first quarter of 2006 may not be comparable with other periods.

Segmental results

GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.

In 2005 GigaMedia established certain centralized back-office business functions and charged business units for these expenses. Quarterly amounts in this first-quarter 2006 results press release in the segmental business unit sections reflect these back-office expense adjustments for each respective business unit. In the Company’s previous earnings release, quarterly amounts in the segmental business unit sections did not reflect adjustments for these back-office expenses.

Results from continuing operations

On September 29, 2005, the Company sold its land-based music distribution business to Nextbase International Limited. In accordance with reporting guidelines (SFAS No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets) and to allow for meaningful comparisons, the Company has recast the quarterly financial results presented herein to reflect this sale and highlight continuing operations, unless otherwise noted.

Share-based payment

Effective January 1, 2006, GigaMedia adopted the fair value recognition provisions of SFAS 123(R), “Share-Based Payment,” using the modified-prospective transition method.

FIN 46(R)

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of UIM, a licensee of GigaMedia’s entertainment software developer CESL. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

Conference Call and Webcast

GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on May 11, 2006, which is 8:00 a.m. Eastern Daylight Time on May 11, 2006 in the U.S., to discuss the Company’s first-quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiary Cambridge Entertainment Software Limited, GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2006	12/31/2005	3/31/2005
	unaudited USD	unaudited USD	unaudited USD
Operating revenues

Software licensing & online entertainment revenues	8,815,944	6,988,382	4,299,116
Access revenues	5,080,402	4,795,056	5,613,319
Online game revenues	4,185,429	—	—
Other revenues	171,820	29,839	116,874

Total operating revenues	18,253,595	11,813,277	10,029,309

Costs and expenses
Operating costs (includes share-based compensation expense under SFAS 123(R) of $5,021, $0, and $0, respectively)	5,047,017	3,780,750	4,509,446
Product development & engineering expenses (includes share-based compensation expense under SFAS 123(R) of $11,525, $0, and $0, respectively)	1,291,609	863,721	906,347
Selling and marketing expenses (includes share-based compensation expense under SFAS123(R) of $17,047, $0, and $0, respectively)	5,581,059	3,283,549	2,290,243
General and administrative expenses (includes share-based compensation expense under SFAS 123(R) of $13,702, $0, and $0, respectively)	2,829,747	2,091,904	1,902,645
Bad debt expenses	222,084	49,987	(16,619)

Total costs and expenses	14,971,516	10,069,911	9,592,062

Income from operations	3,282,079	1,743,366	437,247

Non-operating income (expense)
Interest income	240,122	269,257	17,684
Foreign exchange gain (loss) - net	(20,997)	11,959	(133,145)
Gains on sales of marketable securities	38,532	102,795	385,803
Gain (loss) on disposal of property, plant & eqpmt.	(2)	198,077	—
Interest expense	(191,458)	(1,749)	32
Other non-operating income	67,215	518,052	1,678

Non-operating income	133,412	1,098,391	272,052
Income tax expense	136,706	155,372	33,405
Minority interest income (loss)	113,263	320,784	(297,384)

Income from continuing operations	3,165,522	2,365,601	973,278
Income from discontinued operations (including gain on disposal)	—	2,135	48,961

Net income	3,165,522	2,367,736	1,022,239

Net income per common share:
Continuing operations	0.06	0.05	0.02
Discontinued operations	0.00	0.00	0.00

	0.06	0.05	0.02

Weighted average shares outstanding	50,459,510	50,343,642	50,215,107

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2006	12/31/2005	3/31/2005
	unaudited USD	unaudited USD	unaudited USD
Income from operations
GAAP result	3,282,079	1,743,366	437,247
Adjustment*	47,295	—	—

Non-GAAP result	3,329,374	1,743,366	437,247

Net income
GAAP result	3,165,522	2,367,736	1,022,239
Adjustment*	47,295	—	—

Non-GAAP result	3,212,817	2,367,736	1,022,239

___________ * The adjustment is only for share-based compensation.

Reconciliation of Income from Continuing Operations to EBITDA

Income from continuing operations	3,165,522	2,365,601	973,278
Minority interest income (loss)	113,263	320,784	(297,384)
Depreciation	872,000	854,277	1,088,020
Amortization	677,098	342,186	348,381
Interest (income) expense	(48,664)	(267,508)	(17,716)
Tax	136,706	155,372	33,405

EBITDA	4,915,925	3,770,712	2,127,984

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2006	12/31/2005	3/31/2005
	unaudited USD	audited USD	unaudited USD
Assets
Current assets
Cash and cash equivalents	23,296,281	41,731,417	8,542,246
Marketable securities-current	18,953,414	20,403,765	37,968,174
Notes and accounts receivable-net	10,822,438	6,442,848	6,784,935
Inventories - net	48,628	57,805	10,880,450
Prepaid expenses	931,127	273,726	861,098
Restricted cash	2,500,000	—	1,507,601
Other current assets	3,022,625	1,293,966	1,753,131

Total current assets	59,574,513	70,203,527	68,297,635

Marketable securities-noncurrent	—	—	2,262,411
Property, plant & equipment-net	11,092,632	10,746,904	14,367,783
Goodwill	50,981,750	29,243,377	29,607,283
Intangible assets-net	23,087,880	2,704,383	8,168,596
Other assets	1,092,663	620,932	2,456,637

Total assets	145,829,438	113,519,123	125,160,345

Liabilities & shareholders’ equity
Short-term loans	1,694,393	—	—
Notes and accounts payable	1,949,948	1,427,338	13,680,230
Accrued compensation	1,221,118	1,194,120	696,476
Accrued expenses	3,381,770	1,790,726	3,926,599
Other current liabilities	14,547,497	6,244,721	4,317,327

Total current liabilities	22,794,726	10,656,905	22,620,632
Convertible notes	15,911,985	—	—
Other liabilities	2,003,440	1,650,041	2,597,644

Total liabilities	40,710,151	12,306,946	25,218,276
Minority interests	577,200	563,936	4,009,772
Shareholders’ equity	104,542,087	100,648,241	95,932,297

Total liabilities & shareholders’ equity	145,829,438	113,519,123	125,160,345

Exhibit 99.4

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107

Brad.Miller@GigaMedia.com.tw

GigaMedia Sells ADSL Business;

One-Time Gain Expected

New Giga Sharpens Focus

on High-Margin Online Entertainment Business

TAIPEI, Taiwan, May 16, 2006 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today the sale of its legacy ADSL Internet service provider (“ISP”) business as part of its ongoing restructuring to focus on the high-margin, high-growth online entertainment sector.

Webs-TV Digital International Corporation, a Taiwan digital content provider (“Webs-TV”) purchased the ADSL business from GigaMedia in an all cash transaction with total value of US$17.9 million, including approximately $9.7 million for the ADSL ISP unit and approximately $8.2 million in fees for bandwidth, consulting and other support services payable over a defined transition period.

The sale has immediate effect. GigaMedia expects to record a significant one-time gain in the second quarter as a result of the transaction.

“The ADSL business was a non-core legacy of the old Giga,” explained GigaMedia CEO Arthur Wang. “Today we reaffirm our commitment to build the leading Asian online entertainment company.”

Webs-TV’s purchase includes GigaMedia’s approximate 62,000 ADSL subscribers, certain fixed assets and the rights to use Giga’s ADSL brand for a limited period of time.

GigaMedia will provide bandwidth, consulting and other support services to Webs-TV to facilitate the transition of the operations of the ADSL ISP business.

Through the end of 2006, the Company expects that revenues generated from the provision of such services will largely offset the decline in broadband ISP revenues resulting from this sale.

Today’s sale does not affect Giga’s consumer cable modem and corporate ISP businesses.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiary Cambridge Entertainment Software Limited, GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual game portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumer and corporate subscribers in Taiwan. More information on GigaMedia can be obtained at www.gigamedia.com.tw

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

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